Exhibit 99.1

Sprott’s Hostile Offer for Central GoldTrust Fails to Achieve Minimum Tender Condition

Reject Sprott’s Offer by TAKING NO ACTION and WITHDRAWING Units if Tendered

(Toronto, ON, September 23, 2015) – Central GoldTrust (“GoldTrust”) (symbol: TSX – GTU.UN (C$) and GTU.U (US$); NYSE MKT – GTU (US$)) today noted that Sprott Asset Management LP and Sprott Physical Gold Trust (collectively, “Sprott”) have failed by a substantial margin to achieve sufficient support from GoldTrust Unitholders to complete their offer. As a result, Sprott has yet again extended their inadequate, hostile offer to acquire all of the outstanding Units of GoldTrust. They have made no improvement to the terms of their offer, which is now set to expire on October 9, 2015.

Since May 27th, Sprott has harassed GoldTrust Unitholders and their intermediaries with misleading information about Sprott’s offer and defamatory comments about GoldTrust, its Trustees and its administrator. A large number of GoldTrust Unitholders have consistently said “NO” to Sprott’s offer and have clearly expressed the view that they wish to continue to remain GoldTrust Unitholders.

GoldTrust also has learned that some brokers may have misled their Unitholder clients into believing that they must choose one of the two tendering options, and could not “do nothing” in response to Sprott’s offer. GoldTrust Unitholders are reminded that they are NOT REQUIRED to tender their Units to Sprott, regardless of what brokers may say. If instructed by a broker that tendering is required or that Unitholders cannot “do nothing,” please call D.F. King & Co at 1-800-251-7519 for assistance.

Bruce Heagle, Chair of the Special Committee of the Board of Trustees of GoldTrust stated: “This is the fourth extension of Sprott’s unsolicited offer and is a clear indication that their offer simply does not resonate with enough GoldTrust Unitholders to keep it from failing. Sprott’s public smear campaign against GoldTrust’s Trustees and administrator and Sprott’s desperate attempt to buy support for their offer by paying brokers to solicit tenders don’t change the facts. Sprott continues to offer no meaningful premium, would charge significantly higher fees, strip Unitholders of virtually all their governance rights and expose certain U.S. Unitholders to higher tax risk. From the beginning, Sprott’s offer has been motivated by one thing, and one thing only: increasing Sprott’s assets under management to offset their shrinking asset base and declining fee revenue. Sprott Physical Gold Trust, which Sprott touts so highly, has in fact lost almost 25% of its units to redemptions since June 30, 2013, and Sprott is desperate to reverse this precipitous decline.”

Bruce Heagle continued: “GoldTrust Unitholders who have tendered to Sprott’s offer are urged to withdraw their Units as soon as possible to send a message to Sprott that “no means no” and they should stop harassing Unitholders. Unitholders who have refused to tender are urged to retain their GoldTrust Units and not tender to Sprott’s offer. Sprott’s offer cannot succeed unless 66 2/3% of the Units are actually tendered, which has not been achieved. With Sprott gone, our Unitholders will continue to benefit from GoldTrust’s low expense ratio, superior bullion security and safeguards, tax-efficient structure and best-in-class governance – features that continue to make GoldTrust the clear choice for long-term bullion investors. The Trustees will continue to act in the best interests of GoldTrust Unitholders and intend to implement an enhanced cash redemption feature at 95% of NAV, which they have approved but cannot implement without the approval of Unitholders until Sprott’s offer has expired or is withdrawn. The Trustees urge all Unitholders who have tendered to Sprott’s offer to withdraw their Units and send a clear message to Sprott that it is time for this abusive offer to be terminated. We thank GoldTrust Unitholders for their patience and continued support.”

GoldTrust Trustees continue to recommend that Unitholders REJECT Sprott’s offer, TAKE NO ACTION, DO NOT TENDER their Units to Sprott’s offer and WITHDRAW their Units if already tendered.

Unitholders who have already tendered to Sprott’s offer can withdraw their Units by contacting D.F. King & Co at 1-800-251-7519, or via email at inquiries@dfking.com

About Central GoldTrust

GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At September 22, 2015, the GoldTrust Units were 99.5% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Additional Information and Where to Find It

The recommendation of the Trustees described herein is contained in the Trustees’ Circular, which has been filed with Canadian securities regulatory authorities and is also contained in the solicitation/recommendation statement filed with the Securities and Exchange Commission (“SEC”). Unitholders are urged to read the Trustees’ Circular and the solicitation/recommendation statement and other relevant materials because they contain important information. The Trustees’ Circular and other filings made by GoldTrust with Canadian securities regulatory authorities since 2003 may be obtained without charge at http://www.sedar.com and at the investor relations section of the GoldTrust website at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement and other SEC filings made by GoldTrust may be obtained without charge at the SEC’s website at http://www.sec.gov and at the investor relations section of the GoldTrust website at http://www.goldtrust.com/news.htm.

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” under United States federal securities laws and “forward-looking information” under Canadian securities laws (collectively, “Forward-Looking Statements”), including those related to: the intention of the Trustees to implement an enhanced cash redemption feature; the reasons of the Board of Trustees for recommending to Unitholders the rejection of Sprott’s offer, not taking any action with respect to Sprott’s offer and not tendering any Units to Sprott’s offer; the anticipated costs, risks and uncertainties associated with Sprott’s offer, including any anticipated impacts on bullion security, governance and Unitholder rights, potential tax risks, leverage to rising gold prices and fees to be collected by Sprott; the anticipated timing, mechanics, completion and settlement of Sprott’s offer; the value of the Sprott Physical Gold Trust units that would be received as consideration under Sprott’s offer; the ability of Sprott to complete the transactions contemplated by Sprott’s offer; any anticipated results or performance of Sprott Physical Gold Trust or any other affiliates of Sprott; any anticipated changes to the market price of Sprott Physical Gold Trust units or any other securities of Sprott and their affiliates; and any anticipated future prices of gold and the units. GoldTrust cautions investors about important factors that could cause actual results or outcomes to differ materially from those expressed, implied or projected in such Forward-Looking Statements. Such Forward-Looking Statements involve projections, estimates, assumptions, known and unknown risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such Forward-Looking Statements or otherwise be materially inaccurate. No assurance can be given that these projections, estimates, expectations or assumptions will prove to be correct and any Forward-Looking Statements included in this press release should not be unduly relied upon. These Forward-Looking Statements speak only as to GoldTrust’s beliefs, views, expectations and opinions as of the date of this press release. Except as required by applicable securities laws, GoldTrust does not intend and does not assume any obligations to update or revise these Forward-Looking Statements, whether as a result of new information, future events or otherwise. In addition, this press release may contain Forward-Looking Statements drawn from or attributed to third party sources. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.